                                                                      EXHIBIT 99


        Immediately                                            Tammy Hubacek


                 MET-COIL REPORTS NET INCOME FOR
                  SECOND QUARTER AND FIRST HALF

        CEDAR RAPIDS, IA - JANUARY 12, 2000 - Met-Coil Systems Corporation
(METS), a supplier of advanced sheet metal fabricating equipment and glass processing technologies for the global market, today reported increases in revenues, income before taxes and backlog for the second quarter and first half of fiscal 2000 compared to November 30, 1999.

        "Our standard product business for the HVAC and industrial markets is enjoying growth both domestically and internationally. Order entry continues to be solid," reported James D. Heitt, Met-Coil's President and Chief Operating Officer.

SECOND QUARTER AND SIX-MONTH PERFORMANCE

        Revenues for the quarter ended November 30, 1999 increased 13% to $13.1 million from $11.6 million for the prior year period. For the first half of fiscal 2000 revenues were $25.9 million, an increase of 18% compared to revenues of $22 million for the first half of last year.

        Income before taxes for the second quarter was $958,000, compared to $804,000 for the second quarter last year. Net income for the three months ended November 30, 1999 was $619,000 (after normal income tax expense this quarter of $339,000) or $.14 diluted earnings per share, compared to net income of $1.0 million (after including income tax credit for the same period last year of $209,000) or $.23 diluted earnings per share for second quarter of last year.

        Income before taxes for the six months ended November 30, 1999 was $2.5 million, up from $1.4 million last year. Net income for the six months ended November 30, 1999 was $1.6 million (after normal income tax expense for the first six months of $885,000) or $.35 diluted earnings per share, compared to net income of $1.9 million (after including income tax credit for the same period last year of $474,000) or $.43 diluted earnings per share one year ago.

        Order backlog was $16.5 million at November 30, 1999, compared with the November 30, 1998 level of $15.6 million, which represents an increase of 6%.

        Met-Coil Systems Corporation is headquartered in Cedar Rapids, Iowa. Its operating units and affiliates include Iowa Precision Industries, Inc. also in Cedar Rapids and The Lockformer Company in Lisle, Illinois.

                                      # # #

                                 Table to Follow

                          MET-COIL SYSTEMS CORPORATION
                  CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS

                                                       Three Months Ended                     Six Months Ended
                                                            Nov. 30,                              Nov. 30,
                                                      1999             1998                 1999             1998
                                                   ---------        ---------            ----------       ----------
                                                   (In thousands, except per share amounts)


Net revenues                                       $ 13,095         $ 11,636             $  25,873        $  22,041

Operating income                                      1,174            1,098                 2,922            2,064

Interest expense, net                                  (196)            (254)                 (333)            (547)

Other income expense, net                               (20)             (40)                 (115)            (111)
                                                   ---------        ---------            ----------       ----------

Income before income taxes                              958              804                 2,474            1,406

Income tax (expense) credit                            (339)             209                  (885)             474
                                                   ---------        ---------            ----------       ----------

Net income                                              619            1,013                 1,589            1,880

Preferred stock dividends and accretion                   0             (160)                    0             (320)
                                                   ---------        ---------            ----------       ----------

Net income applicable to common stock              $    619         $    853             $   1,589        $   1,560
                                                   =========        =========            ==========       ==========

Diluted earnings per share                         $   0.14         $   0.23             $    0.35        $    0.43
                                                   =========        =========            ==========       ==========